UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

BANCO SANTANDER (BRASIL) S.A.

C.N.P.J. No. 90.400.888/0001-42

Publicly-Held Company with Authorized Capital

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), subject to the provisions set forth in paragraph 4 of article 157 of Law No. 6.404/76 and in Comissão de Valores Mobiliários Instruction No. 358/02, and in supplement to the Material Fact Statements disclosed on February 22, 2011 and July 14, 2011 in relation to the sale (the “Transaction”) of all of the outstanding shares issued by its wholly-owned subsidiary Santander Seguros S.A. (“Santander Seguros”) to (i) ZS Insurance America, S.L., a holding company headquartered in Spain (“ZS Insurance”) held, on the date hereof, directly or indirectly, fifty one percent (51%) by Zurich Financial Services Ltd. and its affiliates (“Zurich”) and forty nine percent (49%) by Banco Santander, S.A., the ultimate controlling shareholder of Santander Brasil (“Santander Spain”), and (ii) Inversiones ZS America SPA, a company headquartered in Chile and held by ZS Insurance (“Inversiones ZS”), hereby informs the public in general the following:

(1)       based on the prior approval granted by the Superintendência de Seguros Privados – SUSEP on August 23, 2011, the Transaction’s closing took place on the date hereof, with the actual transfer, (i) by Santander Brasil to ZS Insurance, of eleven billion, two hundred and fifty one million, one hundred and seventy four thousand, nine hundred and forty eight (11.251.174.948) common shares issued by Santander Seguros and (ii) by Santander Brasil to Inversiones ZS, of three (3) common shares issued by Santander Seguros, and with payment of the preliminary purchase and sale price to Santander Brasil, in the aggregate amount of two billion, seven hundred and fifty one million, five hundred and fifty seven thousand, five hundred and seventy one reais and ninety eight cents (R$ 2,751,557,571.98);

(2)       the final purchase and sale price will be defined in due course, based on the special balance sheet to be prepared by Santander Seguros in relation to the period ended on September 30, 2011 and the purchase price adjustment mechanism expressly set forth in the relevant Stock Purchase Agreement dated as of July 14, 2011;

(3)       once the final purchase and sale price is defined, Santander Brasil will disclose it to the public in general and formalize the offer of the right of first refusal to its shareholders, as set forth in article 253 of Law No. 6.404/76;

(4)       Santander Spain’s controlled holding companies Grupo Empresarial Santander, S.L, Santander Insurance Holding, S.L. and Sterrebeeck, B.V., which are the direct shareholders of Santander Brasil, on the date hereof, assigned and transferred to ZS Insurance and Inversiones ZS their respective rights of first refusal in relation to the acquisition of the shares issued by Santander Seguros, corresponding to approximately 81,38% of the shares issued by Santander Seguros;

(5)       as a result of the existence of the right of first refusal of the other current shareholders of Santander Brasil, up to two billion, ninety four million, nine hundred and sixty eight thousand, seven hundred and seventy six (2,094,968,776) shares sold under the Transaction will be blocked in the book-entry system of the book-entry agent and available to be transferred to the shareholders of Santander Brasil that may exercise their right of first refusal in the acquisition of shares issued by Santander Seguros, for the same final purchase and sale price per share, for payment in one lump sum; and

(6)       the Transaction, under the terms of the applicable regulation, is subject to the Superintendência de Seguros Privados – SUSEP confirmation (homologação).

Santander Brasil will keep its shareholders and the public in general informed about any new material fact statements regarding the Transaction.

São Paulo, October 5, 2011

Carlos Alberto López Galán

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 5, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer